

OMV Aktiengesellschaft

SEC Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
File No. 82.3209
Exempt. Rule 12g3-2 (b)
450 Fifth Street N.W., Stop 3-2
Washington DC 20459
USA

Vienna, August 19, 2003
Od/2e


03029957

Madam/Sir,

We are pleased to enclose your copy of the **OMV TICKER** and to inform you about the Group's first half year and second quarter results 2003.

This has been an excellent six months with sustained growth in a changeable and demanding environment. We have benefited from improvements in margins in Refining and Marketing as well as higher crude prices in Exploration and Production, and the improved political situation is clearly stimulating world demand. These factors led to a 65% increase in EBIT for the first half to EUR 322 mn. Net income showed a 66% increase to EUR 195 mn.

We have delivered on our strategic goals through selected acquisitions and developed leading positions in our key markets from which we can deliver solid organic growth going forward. Whilst the contributions from recent expansion are already being seen, the true benefits will become apparent as the year progresses. Lower oil prices, refining margins together with a weaker dollar will continue to make the second half more challenging, but we remain of the view that our result for the year will improve on what was achieved in 2002.

Yours sincerely,

Wolfgang Ruttenstorfer
Chief Executive Officer

David C. Davies
Chief Financial Officer

9/11



OMV Aktiengesellschaft
A-1090 Wien
Otto-Wagner-Platz 5
Postfach 15, A-1091 Wien

Telefon +43-1-404 40-0*
Telefax +43-1-404 40-20091
Telex 135704
Telegramm ERDOEL WIEN
http://www.omv.co.at

Registriert beim
Handelsgericht Wien
unter FN 93363 z
Gesellschaftssitz: Wien
DVR: 0066648

USt-IdNr. ATU14189108
FA OMV AKTIENGESELLSCHAFT
OTTO WAGNER PLATZ 5
1090 WIEN

Form 90051/01 96.06



OMV

Letter to stockholders

Half year and second quarter results 2003

Q2/03	Q2/02	%	in EUR million (mn)	1-6/03	1-6/02	%	2002
177	115	54	**Earnings before interest and tax (EBIT)**	322	195	65	495
184	122	51	**Clean EBIT**	341	201	70	502
101	77	31	**Net income**	195	117	66	322
105	93	13	**Clean net income**	208	132	57	329

- **EBIT** for the first half year 2003 (1-6/03) was the second best half year result in the Company's history; it increased by 65% to EUR 322 mn compared to the first six months of 2002 (1-6/02 EUR 195 mn) due to markedly improved margins and higher sales volumes in Refining and Marketing and higher oil and gas production. The effect of the increased crude oil prices in Exploration and Production was substantially reduced by the stronger EUR exchange rate versus the US dollar. The devaluation of the Hungarian forint also affected the Group's income, albeit to a much lesser extent.

- Exploration and Production (E & P) benefited from significantly increased production volumes and higher crude prices; Refining and Marketing including petrochemicals (R & M) reflected the substantial improvement in bulk and basic petrochemicals margins and an increase in sales volumes compared to last year; in Gas, EBIT was impacted by the new tariff regulations, increased fixed costs due to structural changes and the transfer of the trading results to EconGas; in Chemicals, the fertilizer business was affected by lower margins and volumes, and the devaluation of the Hungarian forint.

- **Consolidated sales** in the first half 2003 increased by 5% to EUR 3,474.60 mn compared to last year's period (1-6/02: EUR 3,312.71 mn), mainly due to increased product prices in R & M.

- **Net income** in the first half increased by 66% to EUR 195.01 mn in the first six months of 2003 (1-6/02: 117.15 mn); EPS (excluding minorities) were EUR 7.24 (1-6/02: EUR 4.23) with clean EPS of EUR 7.72 (1-6/02: EUR 4.80). Compared to Q1/03 net income increased by 7% to EUR 100.89 mn in Q2/03.

- The half year closed with the completion of the two largest acquisitions in our history, together with the accomplishment of long-term refinancing transactions.





OMV





Oil Gas Marketing Refining Chemicals Plastics

Wolfgang Ruttenstorfer, CEO of OMV, commented: "This has been an excellent six months with sustained growth in a changeable and demanding environment. We have benefited from improvements in margins in Refining and Marketing as well as higher crude prices in Exploration and Production, and the improved political situation is clearly stimulating world demand. We have delivered on our strategic goals through selected acquisitions and developed leading positions in our key markets from which we can deliver solid organic growth going forward. Whilst the contributions from recent expansion are already being seen, the true benefits will become apparent as the year progresses. Lower oil prices, refining margins together with a weaker dollar will continue to make the second half more challenging, but we remain of the view that our result for the year will improve on what was achieved in 2002."

■ Segmental highlights:

E & P: Acquisition of the international E & P portfolio of Preussag Energie GmbH successfully completed with effect from January 1, 2003 and six new exploration licenses awarded in Libya, one of the core areas for OMV.

R & M: Increased sales volumes; closing of acquisition of 313 filling stations in Germany, Hungary and Slovakia, as well as a 45% interest in the BAYERNOIL refining network, and an additional 18% holding in the TAL oil pipeline from Deutsche BP AG, effective as of July 1.

Gas: EconGas successfully carried out its first international gas auction.

Chemicals: Difficult market conditions prevail.

■ Key figures

Q2/03	Q2/02	%	in EUR million (mn)	1–6/03	1–6/02	%	2002
177	115	54	EBIT [1]	322	195	65	495
184	122	51	Clean EBIT [2]	341	201	70	502
163	122	34	Income from ordinary activities	301	182	65	474
101	77	31	Net income	195	117	66	322
105	93	13	Clean net income [2]	208	132	57	329
106	74	43	Net income according to US GAAP	219	108	103	301
1,683	1,719	(2)	Sales [3]	3,475	3,313	5	7,079
377	127	198	Cash flow [4]	512	277	185	581
6,198	5,742	8	Employees	6,198	5,742	8	5,828

[1] Earnings before interest and tax
[2] Adjusted for special, non-recurring items
[3] Sales excluding petroleum excise tax
[4] Net cash provided by operating activities

Dear stockholders,

— OMV, the Central European oil and gas group, announces its financial results for the first half and the second quarter ended June 30, 2003.

— The first half of 2003 improved substantially over the same period of last year due to significantly improved margins and higher sales volumes in R & M and higher oil and gas production. These factors led to a 65% increase in EBIT for the first half to EUR 322 mn (1–6/02: EUR 195 mn). Clean EBIT rose by 70% to EUR 341 mn (1–6/02: EUR 201 mn). Adverse exchange rates and a loss of EUR 5.75 mn at Borealis (1–6/02: profit of EUR 1.25 mn), Europe's second largest polyolefin producer in which OMV has a 25% stake, impacted income negatively. In total however net income showed a 66% increase to EUR 195 mn (1–6/02: EUR 117 mn) and a 57% increase in clean net income to EUR 208 mn (1–6/02: 132 mn).

— Similarly the results for the second quarter 2003 have shown marked improvements: clean EBIT was EUR 184 mn, up by 51% (Q2/02: EUR 122 mn), and clean net income increased by 13% to EUR 105 mn (Q2/02: EUR 93 mn). From the first quarter 2003, clean net income has more than doubled to EUR 207.78 mn. The inclusion of the Preussag acquisition in E & P in Q2/03 has not yet had a substantial impact due to the allocation of one-off costs for the transaction in the second quarter. The BAYERNOIL acquisition in R & M is not yet included at all as it is effective as of July 1.

■ Economic environment: oil prices (Brent) and exchange rates (EUR/USD)

— **World crude demand** in the first half 2003 increased by 1.3 mn bbl/d to 77.5 mn bbl/d compared to last year, driven by higher demand in the USA and Asia, while demand in Europe stagnated and declined in Latin America. On the supply side, production losses due to the Iraq war and strikes in Venezuela and Nigeria were easily made up and **world crude production** increased by 3.5% to 78.5 mn bbl/d. The additional output came mainly from OPEC member countries and CIS countries with output increases of 7% and 10% respectively, meaning OPEC's market share climbed to 38% from 37% at the year-end of 2002.

— The average price for **Brent** increased in the first half 2003 by USD 5.68/bbl or almost 25% to USD 28.77/bbl compared to the same period last year. The Brent price in the second quarter of 2003 was USD 26.03/bbl, an increase of almost 4% compared to last year's second quarter price of USD 25.07/bbl. Compared to Q1/03 however, crude prices declined by 17% from USD 31.51/bbl mainly due to the new situation after the Iraq war. Rotterdam prices for gasoline and middle distillates rose and quoted between 9% and 21% higher than in the first half 2002 due to the strength of the euro.

— The **US dollar** (USD) weakened steadily during the first half year, with the euro rising to above parity and averaging EUR 1.105/USD (1–6/02: EUR 0.900/USD). The average **exchange rate** in Q2/03 was EUR 1.136/USD (Q2/02: EUR 0.920/USD).

■ Business segments:

■ Exploration and Production (E & P)

Q2/03	Q2/02	%	in EUR mn	1-6/03	1-6/02	%	2002
79.85	51.64	55	EBIT	164.51	99.63	65	256.14
82.72	54.29	52	Clean EBIT [1]	171.32	102.28	68	261.75

[1] Special charges are added back to EBIT; charges in 2003 relate to planned legal changes in Austria impacting pension plans, shortfalls in the pension funds, and personnel restructuring costs.

— OMV has successfully closed the EUR 300 mn acquisition of the entire international exploration and production portfolio from **Preussag** Energie on June 24, with effect from January 1, 2003. The results for the first six months' trading are included entirely in Q2/03. This acquisition will add 77 mn boe of proved and 172 mn boe of proved and probable oil and gas reserves and a current production of approximately 20,000 bbl/d. It will also enable the Group to achieve about 90% of its 2008 target production solely through its E & P portfolio. The licenses, exploration, and production sites are mainly located in OMV's existing core E & P regions, providing an optimal fit with the Group's portfolio and growth strategy.

— **Segment sales** in E & P increased by 32% to EUR 423.13 mn (1-6/02: EUR 321.56 mn) mainly as a result of significantly higher production volumes and crude prices. The Company's average realized crude price in the first six months of 2003 increased by 22% to USD 26.67/bbl (1-6/02: USD 21.81/bbl).

— **EBIT** increased by 65% to EUR 164.51 mn (1-6/02: EUR 99.63 mn). In the period under review special charges were EUR 6.81 mn, relating mainly to personnel obligations, and therefore **clean EBIT** was EUR 171.32 mn. The positive effect of significantly higher production volumes and higher realized crude oil and gas prices was in large part offset by the higher USD/EUR exchange rate, the euro gaining 23% in value. The weaker USD is also reflected in increased production costs. The major contributors to earnings were the Company's Austrian, Libyan and UK operations with positive contributions also from Australia/New Zealand and Pakistan. The contribution from the Preussag acquisition was about EUR 3 mn for the first six months of 2003, including one-off costs of EUR 6 mn, and an additional 400,000 bbl of Tunisian oil entitlement was not yet lifted.

— **Production costs** excluding royalties (OPEX) for the first six months of 2003 increased to USD 5.32/boe (1-6/02: USD 4.84/boe), largely due to the weaker USD exchange rate and additionally, exchange rate movements in the UK between USD and sterling. In EUR terms however, production costs declined materially. **Exploration expenditure** declined by 15% to EUR 34.52 mn (1-6/02: EUR 40.75 mn), mainly due to the liquidation of operations in Vietnam and reduced activities in Libya, Australia and Pakistan while exploration activities in the UK and in Albania increased. We expect higher exploration costs in the second half; in July for example, the Company was awarded 2 petroleum exploration licenses for blocks located in offshore Pakistan for which an exploration well is planned for Q4/03.

— Compared to Q2/02, EBIT in Q2/03 increased markedly by 55% (Q2/03: EUR 79.85 mn, Q2/02: EUR 51.64 mn), reflecting significantly higher production levels and higher crude prices. The average realized crude price in the second quarter increased by 10% to USD 25.80/bbl (Q2/02: USD 23.35/bbl). Production costs excluding royalties (OPEX) in Q2/03 of USD 5.43/boe were higher than in the comparable quarter last year (Q2/02: USD 5.17/boe) for the aforementioned reasons, and as these costs fluctuate with the progress of ongoing projects, they cannot be evenly allocated over the four quarters. Exploration expenditure was below last year's level (Q2/03: EUR 17.51 mn; Q2/02: EUR 20.86 mn).

— **Total production** of oil, NGL (natural gas liquids) and gas rose by almost 44% to 21.19 mn boe in the first six months representing a production rate of 117,000 boe/d (1–6/02: 14.75 mn boe or 81,000 boe/d). Organic growth (excluding the Preussag production) showed an increase of 19%. Consequently, the Company is well on track to achieve its target oil and gas production of 160,000 boe/d by 2008. **Oil and NGL production** of 14.1 mn bbl was 47% above last year's level of 9.6 mn bbl, mainly due to the inclusion of the Preussag assets. The production rate in Ecuador, Qatar, Tunisia and Venezuela was about 20,000 bbl/d. Without the Preussag assets production growth was 9% compared to last year, mainly as a result of higher production in New Zealand (Maui) and higher output in Libya (Murzuq), where OPEC quotas have been increased. **Gas production** increased by 38% to 42.8 bcf or 1.15 bcm (1–6/02: 31.0 bcf or 0.83 bcm) due to additional production from the Maui field in New Zealand, from Patricia Baleen in Australia, the addition of production from the Miano gas field in Pakistan, and increased UK volumes mainly from the gas and condensate fields Jade and Skene.

— Production in Q2/03 increased by 41% from 84,000 boe/d in Q2/02 to 119,000 boe/d, mainly due to the Preussag acquisition. Excluding Preussag, production volumes were up 17% mainly due to increased production in New Zealand (Maui), the additional production from Pakistan (Miano) and from higher output in Libya; compared to Q1/03 total production volume was up by 5% (excluding Preussag production).

— One of the operational highlights of Q2/03 was the signing of an agreement for six exploration licenses in Libya (Exploration Package 1). Activities will be operated by Repsol YPF (60% interest), with OMV holding the remaining 40% interest. This is a major step forward in expanding OMV's successful upstream activities in Libya. The acquisition of this highly attractive exploration acreage will further strengthen OMV's position in Libya, which constitutes OMV's most important international E & P core area.

— At the end of July, OMV was awarded five offshore production licenses in the UK in the UKCS 21st Licensing Round. Blocks 19/3 & 4 (OMV share 20%) are situated between the Ross field, operated by Talisman, and the Buzzard field, currently being developed by EnCana. Blocks 19/8 & 9 (OMV share 35%), 19/15 (OMV share 35%) and 20/11 (OMV share 17.5%) are all situated in the immediate vicinity of the Buzzard field. These licenses commit OMV to a work program of five firm wells, four of which will be drilled within the first year of the six year license period. The remaining license, blocks 14/4 (part), 25b and 30c (OMV share 25%) involves a seismic programme only.

■ Refining and Marketing including petrochemicals (R & M)

Q2/03	Q2/02	%	in EUR mn	1–6/03	1–6/02	%	2002
86.31	38.35	125	EBIT	133.44	37.10	260	124.73
90.32	42.20	114	Clean EBIT [1]	145.52	40.95	255	134.14

[1] Special charges are added back to EBIT; in 2003 these relate to envisaged legal changes in Austria impacting pension plans, shortfalls in the pension funds, and personnel restructuring costs.

— OMV has completed its acquisition of 313 Aral and BP filling stations in southern Germany, Hungary and the Slovak Republic, together with a 45% stake in the BAYERNOIL refining network and an 18% stake in the Transalpine Pipeline (TAL). These assets have significantly strengthened OMV's presence in Central and Eastern Europe. Closing for this acquisition took place on June 30, 2003, effective as of July 1, 2003. Closing and effective date for the retail networks acquired in Slovakia and Hungary was May 1, 2003 and therefore both transactions are reflected in Q2/03. The total price for all the assets acquired was EUR 377 mn plus working capital needs of approximately EUR 130 mn.

— In March, OMV purchased 141 retail stations from the Austrian company Avanti, a well-established regional retail brand. These stations are located in OMV's Central and Eastern European core region: 109 outlets are in Austria, 11 in the Czech Republic, 20 in Slovakia, and one in Bulgaria. Closing of the deal is scheduled for the third quarter 2003. These acquisitions will further consolidate OMV's market leadership position in the Danube area putting it on course to achieve our goal of a 20% market share by 2008.

— R & M **segment's sales** increased by 13% to EUR 2,566.85 mn (1–6/02: EUR 2,280.47 mn) mainly due to product price increases and higher sales volumes. In Q2/03 however, segment's sales slightly declined compared to Q1/03 due to lower prices.

— **Reported EBIT** increased significantly by 260% to EUR 133.44 mn (1–6/02: EUR 37.10 mn) reflecting markedly improved margins in Refining and increased sales volumes in the business as a whole. **Clean EBIT** increased to EUR 145.52 mn from EUR 40.95 mn reflecting special charges of EUR 12.08 mn relating to personnel restructuring. Compared to Q2/02, clean EBIT more than doubled mainly reflecting the effects of higher margins.

— The driver behind the improvement in results was the markedly increased margins. The benchmark of the bulk margin Rotterdam showed USD 3.14/bbl compared to last year's USD 0.24/bbl. In addition, petrochemicals showed strong margins and sales volumes. Therefore the EBIT contribution of **basic petrochemicals** increased to EUR 68.71 mn (1–6/02: EUR 29.69 mn).

— Combined **production volumes** of the Schwechat and Burghausen refineries were almost stable at 5.61 mn t compared to 5.66 mn t last year. At the end of 2002 third party processing arrangements were terminated at the Schwechat refinery and from then all this production has been sold directly for OMV. Total volumes sold by OMV as a consequence have shown an increase over last year, rising by 11% from 5.12 mn t to 5.71 mn t. Exports from Schwechat, mainly to OMV's CEE marketing subsidiaries, showed a decrease of 14% to 0.56 mn t (1–6/02: 0.65 mn t) reflecting the difficult economic conditions in the various export countries, mainly the Czech Republic, and depressed demand due to this period's high product prices.

— OMV's refining crude input slightly increased to 6.03 mn t and **capacity utilization** remained stable at 94%, thus returning back to normal levels after a low utilization rate of 89% in Q1/03, which reflected lower market demand. The utilization rate in Schwechat was 92% (1–6/02: 91%), whilst Burghausen was utilized at 99% (1–6/02: at full capacity).

— Similarly, the markets for the Company's **Marketing** activities improved. Retail stations sales volume increased markedly and compensated for a small loss in commercial volumes, leading to an increase of 3% in total sales volumes to 3.98 mn t (1–6/02: 3.86 mn t).

— Since the end of 2002 the OMV **retail network** has increased by 145 to a total of 1,377 stations in operation (December 31, 2002: 1,232). In total 151 stations were added and 6 outlets were closed. The acquisitions of some smaller German networks last year were effective as of January 1, 2003, and as part of the BP downstream acquisition the closing for the retail networks in Hungary (55 stations) and Slovakia (11 stations), effective as of May 1, 2003 accounted for this increase. The proportion of international stations continued to grow and reached 62% with 852 stations in operation outside of Austria (December 31, 2002: 58%; 715 stations). We intend to convert the recently acquired retail stations to the OMV brand over the course of the next 12 months.

— OMV operates retail stations in Austria (June 30, 2003: 525/June 30, 2002: 532), Bosnia-Herzegovina (8/0), Bulgaria (65/57), Croatia (30/29), Czech Republic (130/111), Germany (Bavaria, Saxony, Thuringia: 137/79), Hungary (167/113), Italy (72/70), Romania (54/37), Serbia-Montenegro (6/2), Slovakia (82/66), and in Slovenia (101/101).

— According to preliminary figures, the average total **market share** held by the OMV Group in Central and Eastern Europe (Austria, Germany, Bosnia-Herzegovina, Bulgaria, Croatia, Czech Republic, Hungary, North East Italy, Romania, Serbia-Montenegro, Slovakia and Slovenia) was stable at about 10%.

— On July 1, 2003 OMV announced the planned extension of the basic petrochemicals capacity at its refinery in Schwechat. Approximately EUR 200 mn will be invested to increase ethylene and propylene production, upgrading the overall capacity from 650,000 to 900,000 t per year. The extended facilities will be completed in autumn 2005. At the same time Borealis, one of the world's leading plastics manufacturers, will also increase its capacity in Schwechat to approximately 1 mn t per year, thus putting Schwechat firmly on the map of leading locations in the European plastics industry. This investment is being made when the plastics industry is at the bottom of its economic cycle in order to benefit from an expected upturn in the European market in 2005 and 2006.

■ Gas

Q2/03	Q2/02	%	in EUR mn	1–6/03	1–6/02	%	2002
13.67	22.34	(39)	EBIT	32.71	56.31	(42)	115.38
13.88	23.24	(40)	Clean EBIT [1]	33.15	57.20	(42)	114.44

[1] Special charges are added back to EBIT; charges in 2003 relate to shortfalls in the pension funds and personnel restructuring costs.

— As of January 1, 2003 **EconGas GmbH**, a major Austrian gas supplier in which OMV holds a 50% stake, started its business operations with corporate clients. EconGas is a joint marketing company owned by Begas (2.6%), EVN (15.7%), Linz Gas/Wärme (0.45%), OMV Erdgas (50%), OÖ Ferngas (15.55%) and Wiengas (15.7%). Reporting of the results of the Gas segment has changed. The sales and earnings generated by the operations which have been brought into EconGas no longer appear under EBIT and are now reported as part of financial items.

— **Segment sales** of Gas decreased by 30% to EUR 492.73 mn in the first six months of 2003 (1–6/02: EUR 705.09 mn). This was largely due to the transfer of sales to EconGas and, although to a lesser extent, to new tariff regulations, whereas sales volume increased.

— **EBIT** decreased by 42% from EUR 56.31 mn in the first six months of 2002 to EUR 32.71 mn in the current period. This was partly due to the reporting changes regarding EconGas as well as new tariff regulations and required structural changes which increased fixed costs. These were necessitated by the Austrian Gas Act Amendment, which became effective as of October 1, 2002. In addition EBIT was impacted by an increased storage fee and higher storage maintenance costs as of last year. Compared to Q1/03, EBIT in Q2/03 decreased by 28% to EUR 13.67 mn, in line with the long-term seasonal demand patterns. In the period under review there were EUR 0.44 mn special charges relating to shortfalls in the Company pension funds and personnel restructuring costs and therefore **clean EBIT** was very similar to the reported number at EUR 33.15 mn.

— The start-up of the second phase of the TAG Loop II pipeline (Trans-Austria-Gasleitung) was a positive factor in the **carrier** business compensating to some extent for losses due to the regulation of the primary distribution network. Total gas **transmission capacity** sold increased by 5% to 1,460 mn cbm/h*km compared to year-end 2002 at 1,395 mn cbm/h*km, mainly due to the expansion of the TAG capacity and higher capacities sold on the SOL (Süd-Ost-Leitung) pipeline to Slovenia/Croatia.

— As of June 30, 2003, ***contracted storage levels*** of gas reserves held for OMV customers were stable at 1.71 bcm.

— The **supply** business benefited from higher import volumes, which increased by 8%. Total **gas sales volumes** increased slightly to 3.51 bcm (1–6/02: 3.47 bcm).

— *EconGas successfully launched its first internet auction for natural gas. On 17 July eight bidders took part in an auction for 250 million cubic meters of Natural Gas to be delivered from October of this year onwards. EconGas sees the first gas auction as a pioneering achievement for the European natural gas market. In the following years,*

building on these experiences, the Central European Gas Hub will be developed continuously.

■ Chemicals [1]

Q2/03	Q2/02	%	in EUR mn	1-6/03	1-6/02	%	2002
6.27	12.36	(49)	EBIT	13.02	24.88	(48)	42.75
5.97	12.36	(52)	Clean EBIT [1]	12.72	23.98	(47)	36.18

[1] and Plastics [2] Special income from the sale of real estate was deducted from EBIT.

— **Segment sales** in Chemicals (including Plastics) for the first half year declined by 4% to EUR 234.00 mn (1-6/02: EUR 243.55 mn) mainly as a result of lower sales volumes and prices for fertilizers, whereas product prices for melamine increased with volumes remaining stable.

— **EBIT** for the half year decreased by 48% to EUR 13.02 mn (1-6/02: EUR 24.88 mn) due to lower volumes, lower margins, the devaluation of the Hungarian forint in the fertilizer business, and the weak US dollar. Margins in both fertilizers and melamine were negatively affected by a 19% increase in the gas price. **Clean EBIT**, eliminating mainly one-off gains on the disposal of real estate, also fell by 47% to EUR 12.72 mn (1-6/02: EUR 23.98 mn). **Q2/03 EBIT** of EUR 6.27 mn (Q2/02: 12.36 mn) reflected lower fertilizer and melamine volumes while fertilizer margins dropped considerably, whereas melamine margins showed a slight increase.

— In **melamine** sales volumes for the first half year were stable. Q2/03 volumes were about 10% lower than in Q2/02 due to a scheduled temporary production stop in the Castellanza melamine plant.

— The **fertilizer** business saw a 17% decrease in sales volumes in the first half year, mainly due to the 45% drop in Q2/03. In particular demand for calcium ammonium nitrate was extremely low because of postponed pre-seasonal stock purchases for the second half of the year and the shortened fertilizer season as a result of the drought in Central Europe. Due to lower prices, higher feedstock cost and the devaluation of the Hungarian forint of 11% in the current year the EBIT contributions dropped significantly below last year's level.

— In **Plastics**, the geo-textile business saw a 15% sales volumes increase for the first half year. Due to depressed margins the EBIT contributions were lower than in 2002 which could not be compensated by record sales volumes in Q2/03.

■ Group statements: Income statement

— **Consolidated sales** excluding petroleum excise tax for the half year increased by 5% to EUR 3,474.60 mn (1-6/02: EUR 3,312.71 mn) mainly due to increased product prices in R&M. This business represented some 74% of total consolidated sales. Gas accounted for approximately 14%, Chemicals for 7%, and E&P for 5%.

— Group **EBIT** rose to EUR 321.76 mn (1–6/02: EUR 194.72 mn), showing an increase of 65%. This rise was mainly caused by the improvement in the R&M and E&P segment due to improved margins and higher prices. **Clean EBIT** increased by 70% to EUR 341.46 mn (1–6/02: EUR 201.22 mn). Special items of EUR 19.70 mn relate to legal changes in Austria impacting pension plans, shortfalls in the Company pension funds, and to personnel restructuring (1–6/02: EUR 6.50 mn).

— **Financial charges** comprise net interest charges, income/losses from equity investments and other financial income/losses. **Net interest charges** increased by about EUR 1 mn to EUR 25.60 mn (1–6/02: EUR 24.52 mn). The increase in the second quarter 2003 mainly reflects the additional interest charges resulting from the Preussag acquisition and two Corporate bonds issued (for more details see the section on gearing below).

— **Equity investment income** amounted to EUR 4.67 mn (1–6/02: EUR 16.27 mn). One of the most important equity income sources is the participation in Borealis. OMV consolidates its 25% share in Borealis' results as part of net financial charges. For the half year this amounted to a loss of EUR 5.75 mn (1–6/02: a profit of EUR 1.25 mn). The operating result was impacted by the sharp decline in polyolefin prices and the continued high price of naphtha, which is the main feedstock in production. Therefore, margins remained under pressure and at low levels.

— In summary, **financial charges** from January to June 2003 for the OMV Group increased to EUR 20.88 mn (1–6/02: EUR 12.84 mn) after deducting other financial income of EUR 0.06 mn (1–6/02: loss of EUR 4.59 mn).

— For the first six months of the year **income from ordinary activities** increased by 65% to EUR 300.88 mn (1–6/02: EUR 181.88 mn). The effective **corporate income tax rate**, based on pre-tax profits, decreased slightly to 35.2% (1–6/02: 35.6%). Last year's effective corporate tax rate however was adversely impacted by changes in the UK tax legislation, rather resulting in a clean tax rate of about 30%. This year's tax rate has increased due to the consolidation of Preussag's E&P activities which is estimated to be about 3 percentage points for the half year. In total, taxes on income for the Group increased from EUR 64.73 mn to EUR 105.87 mn.

— **Net income** for the period increased by 66% to EUR 195.01 mn (1–6/02: 117.15 mn). Reported EPS were EUR 7.24 (1–6/02: EUR 4.23), the quarterly EPS rose to EUR 3.77 (Q2/02: EUR 2.90). Clean net income for the half year adjusted for special items amounted to EUR 207.78 mn, thus showing an increase of 57% (1–6/02: 132.43 mn). Clean EPS were EUR 7.72 (1–6/02: EUR 4.80)with a quarterly figure of EUR 3.92 (Q2/02: EUR 3.49).

■ Balance sheet, capital expenditure and gearing

— **Total assets** increased by 18% to EUR 7.26 bn (December 31, 2002: EUR 6.15 bn). This significant increase is mainly due to the acquisition of the Preussag E&P assets and the acquisition of the BP downstream assets. Fixed assets grew to EUR 4.99 bn (December 31, 2002: EUR 4.25 bn). **Additions to fixed assets** amounted to EUR 733.77 mn (1–6/02: EUR 332.55 mn), of which approximately 60% resulted from additions to tangible assets (1–6/03: EUR 439.99 mn; 1–6/02: EUR 261.98 mn). Additions to financial assets were EUR 236.72 mn, reflecting the prepayment for the assets acquired from BP in Germany (1–6/02: EUR 53.12 mn), and additions to intangible assets were

EUR 57.07 mn (1–6/02: EUR 17.45). As of April 4, 2003 the Company's interest in the Hungarian oil and gas company MOL decreased from 10% to 9.09% due to MOL's share capital increase. The number and valuation of the shares however, remains unchanged. **Current assets** (including deferred taxes and prepaid expenses and deferred charges) increased by some 20% to EUR 2.28 bn (December 31, 2002: EUR 1.89 bn) mainly due to the opening inventory taken over on the acquisition of the stake in Bayernoil.

— Due to the closing of the two largest acquisitions of the Company's history, **capital expenditure** in the first half year 2003 increased by 196% from EUR 289.87 mn to EUR 858.66 mn. Of the total, 34% was invested in E&P (largely Preussag) and 58% in R&M (mainly Bayernoil). About 2% related to Gas and 4% to Chemicals.

— The **gearing ratio** (net debt divided by stockholders' equity) went up to 46% at the end of June 2003 (December 31, 2002: 20%). **Net debt** increased from EUR 477.55 mn at the end of 2002 to EUR 1,142.49 mn as of June 30, 2003, financed through the use of long-term bilateral bank loans and the issue of two bonds. In the second quarter 2003, OMV issued a EUR 250 mn corporate bond with a maturity of seven years and US senior notes (private placement) with a maturity of ten and twelve years raising USD 320 mn, thus increasing financial liabilities by EUR 530.04 mn. As of June 30, 2003, total financial liabilities were EUR 1,523.47 mn (December 31, 2002: EUR 679.22 mn). Current financial assets totaled EUR 380.98 mn (December 31, 2002: EUR 201.68 mn). Management remains committed to a longer term gearing target of 30% although through the current accelerated growth phase means that a somewhat higher level of gearing is to be expected.

— Stockholders' equity increased by some 3% and the Group's **equity ratio** came slightly down to 38% (December 31, 2002: 39%). The value of OMV **shares** owned by the Company increased by EUR 0.39 mn to EUR 12.57 mn. This was due to the rise in the share price (December 31, 2002: EUR 12.18 mn). The total share buy backs in 2000, 2001 and 2002 amounted to 130,170 shares. Due to the use of bilateral credit lines and the issue of a bond and US senior notes **liabilities** increased markedly to EUR 2.85 bn (December 31, 2002: EUR 1.91 bn).

■ Cash flows

— **Free cash flow** (defined as the difference between cash flow from operating activities less cash flow from investing activities and dividend payments) for the half year amounted to an outflow of EUR 633.95 mn (1–6/02: outflow of EUR 113.24 mn).

— **Sources of funds** in the first six months increased by approximately 41% to EUR 418.86 mn (1–6/02: EUR 296.54 mn), mainly resulting from this period's higher net income, depreciation, non-cash provisions for personnel restructuring and other long-term provisions. Net working capital contributed EUR 93.45 mn to the operating cash flow in the half year 2003, mainly due to significantly higher liabilities, lower accounts receivables and lower short-term provisions, albeit reduced by higher stocks. In the first half year 2002 the increase of net working capital, thus reducing the cash flow, of EUR 19.78 mn mainly resulted from higher receivables and lower liabilities. Overall, **net cash provided by operating activities** was EUR 512.30 mn (1–6/02: EUR 276.75 mn).

— **Net cash used in investing activities** increased from EUR 271.76 mn to EUR 1,049,31 mn including inflows from disposals of EUR 37.28 mn (1–6/02: EUR 13.42 mn). This

significant increase in investments reflects payments for the Preussag and BP acquisitions. **Net cash used in financing activities** showed an inflow of EUR 723.96 mn mainly due to the accomplishment of long-term refinancing for recent acquisitions. The equivalent period last year showed an outflow of EUR 12.31 mn and reflected the payment of the Company's dividend. Cash and cash equivalents increased by EUR 182.50 mn, from EUR 196.00 mn to EUR 378.51 mn since the beginning of the year 2003. In the first half year 2002 cash decreased by EUR 12.87 mn to EUR 176.27 mn.

■ US GAAP

— The main differences between net income and stockholders' equity as reported under the Austrian Commercial Code (ACC) and US GAAP derive from differing standards for the valuation of assets and liabilities, for the treatment of accounting changes and for the timing of the recording of transactions. The largest reconciliation items for both positions are depreciation, pensions, severance and jubilee payments, restructuring expenses, and the deferred tax adjustments on these items.

— Stockholders' **equity** according to US GAAP increased to EUR 2.53 bn (December 31, 2002: EUR 2.45 bn), and was more than 3% higher than the corresponding ACC equity (after minorities) of EUR 2.45 bn. The main positive reconciliation items were depreciation and restructuring, whereas adjustments for pension, severance and jubilee payments and deferred tax decreased the Group's equity.

— The new standard for accounting for "Asset Retirement Obligations" was applied as of January 1, 2003 for the first time. According to this standard, asset retirement provisions have to be recognized at the net present value when the obligation is incurred. These costs are simultaneously capitalized under fixed assets and amortized over the economic life time (life of field in E&P). The retroactive application resulted in assets of EUR 37.69 mn and increased abandonment provisions of EUR 24.94 mn. Furthermore the one-time catch-up effect was an income of EUR 16.39 mn before tax (EUR 12.96 mn after tax).

— **Net income** according to US GAAP for the half year 2003 was EUR 219.18 mn (1–6/02: EUR 206.63 mn), almost 13% higher than the ACC net income of EUR 194.55 mn (excluding minorities). **EPS** grew to EUR 7.67 (1–6/02: EUR 3.32), and the EPS figure for Q2/03 was EUR 3.89, thus exceeding the first quarter figure of EUR 3.79.

■ Personnel

— As of the end of June 2003, the OMV Group's **headcount** increased by 370 people to 6,198 employees (December 31, 2002: 5,828), mainly resulting from expansion in E&P and R&M. Compared to the figure as of June 30, 2002, the number of employees increased from 5,742 by 456 people.

■ Outlook for 2003

— The main drivers of Group financial performance, including for example oil and gas prices, refining margins and exchange rates, have remained difficult to predict throughout the first half of 2003. The USD has continued to weaken steadily over the first half and the devaluation of the Hungarian forint has had an impact too. Oil prices have remained

high this quarter although they have dropped compared to Q1/03, and we therefore anticipate that overall average crude prices for the full year will be above last year's level (1–12/02: USD 24.98/bbl), however with a negative impact on earnings due to the stronger euro. The weak USD has to a marked extent compensated for increased crude prices in **E & P**. The successful closing of the acquisition of Preussag Energie GmbH's international E & P business from TUI AG was clearly a major step towards achieving our growth targets (see the E & P section for more details). The group will now be able to achieve 90% of its 2008 production targets solely through its E & P portfolio. The acquisition will be earnings enhancing this year increasing income in 2003.

— The **R & M** acquisition of the share in Bayernoil and BP's networks will be included in the second half and will be immediately earnings accretive (see the R & M section for more details). Expansion in Marketing will continue due to organic growth and the newly acquired Avanti retail stations in the second half of the year. The Refining business should post an improvement over the full year driven by better refining margins and volumes; however a decrease in margins is expected for the second half. The pressure on sales volumes however has already eased during the course of the year with an expected stabilization in the economies and lower product prices.

— These acquisitions have been financed from cash flow and borrowings which have pushed Group gearing – the debt-equity ratio – for the half year to 46%. Management remains committed to a longer term target of 30% although through the current accelerated growth phase means that a somewhat higher level of gearing is to be expected.

— As of the beginning of the year EconGas GmbH commenced its operational business. Therefore the presentation of the results for the **Gas** segment for 2003 has been changed. The earnings generated by the operations which have been brought into EconGas no longer appear under EBIT and are instead reported as part of the financial items. The regulation of the Austrian gas transportation market and higher structural costs of the liberalization, which necessitated reorganization of the Gas business, is also likely to decrease EBIT.

— Despite a more difficult business environment, with particularly high gas prices, and lower fertilizer volumes and margins, the **Chemicals** segment is likely to return a similar result to last year's.

— Taking all the above trends into account, we currently expect results to be above last year's as indicated by the strong results of the first half. The second half of the year however is not likely to show the same good performance due to the deteriorating conditions outlined above.

— In order to improve its competitive position and optimize growth potential, OMV proposes to transform itself into a Group holding company from 2004. By delegating more responsibility to business units, efficiency should be improved and faster decision-making processes supported. The proposal is subject to the approval of the Supervisory Board and the next AGM.

— OMV will continue to consider further acquisitions based on their fit with the company's existing portfolio and growth potential, and the Company is clearly able to achieve its 2008 growth targets as a financially strong company with established positions in its core and target markets.

■ Stock watch: January – June 2003


130%
120%
110%
100%
90%
80%
70%
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
ATX Prime
OMV
FTSE Eurotop 100
FTSE Oil & Gas

— In the **second quarter** 2003 there was evidence of a recovery in the international stock markets, partly due to the end of the Iraq war and a generally more positive economic outlook (Dow Jones 11%, FTSE 100 12%, Nikkei 14%, FTSE Eurotop 15%, DAX 33%). Although oil prices fell by about 17% from the high levels seen in Q1/03, the FTSE Oil & Gas Index recovered by 5% in Q2/03. It however showed a decline of 2% for the half year of 2003. **OMV's share price** showed some volatility in Q2/03 reaching a high of EUR 114.12 on May 7 and a low of EUR 95.00 on May 30. A dividend of EUR 3.50 was paid on May 27. Overall the OMV share price was up 6% in Q2/03 at EUR 104.62 and up 12% in the half year until the end of June. The ATX prime index, now comprising 37 Austrian companies listed in the prime market, was up 12% in the second quarter (1–6/03: 14%).

— **Volumes** traded in OMV on the Vienna Stock Exchange rose slightly to EUR 578 mn in Q2/03, compared to EUR 577 mn in Q1/03. The total turnover volumes of the Vienna Stock Exchange for the half year increased by 40% to 1,155 mn (1–6/02: EUR 827 mn). The turnover volumes for the total equity market increased by 39% to EUR 4,658 mn in Q2/03 (Q1/03: EUR 3,358 mn) and by 29% to 8,017 mn for the half year (1–6/02: EUR 6,210 mn). The OTC (over the counter) turnover in Q2/03 for OMV shares was EUR 259 mn, or about 31% of OMV's total turnover volume of EUR 836 mn was traded OTC.

Key ratios of OMV stock (January–June 2003)

WKN: 74305	Market capitalization (June 30)	EUR 2,824 mn
Vienna SE: OMV	Stock exchange turnover (1–6/03)	EUR 1,155 mn
Reuters: OMV.VI	Last (June 30)	EUR 104.62
Bloomberg: OMV AV	High (May 7)	EUR 114.12
ADR Level I: OMVKY	Low (January 10)	EUR 92.00

For further information, please contact:
OMV
Brigitte H. Juen, Investor Relations Tel. +43 1 404 40-21622; e-mail: investor.relations@omv.com
Bernhard Hudik, Press office Tel. +43 1 404 40-21475; e-mail: bernhard.hudik@omv.com
Homepage: www.omv.com
Cubitt Consulting
Noga Villalón, London Tel. +44 (207) 367-5100; e-mail: noga.villalon@cubitt.com
Mark Kollar, New York Tel. +1 (212) 896-1201; e-mail: mark.kollar@cubitt.com
Next results announcement: **Result January–September 2003 and Q3/03** on November 12, 2003

Financial statements

According to ACC (Austrian Commercial Code) in EUR; unaudited figures, rounded figures sometimes do not add up.

Abbreviations: ACC: Austrian Commercial Code; bbl: barrel(s); bcf: billion cubic feet; bcm: billion cubic meters; bn: billion; boe: barrels of oil equivalent; boe/d: boe per day; cbm/h/km: cubic meter per hour per kilometer; E & P: Exploration and Production; EPS: earnings per share; EUR: euro; m: meter; mn: million; R & M: Refining and Marketing including petrochemicals; t: tons; USD: US dollar

Q2/03	Q2/02	Sales in EUR 1,000	1–6/03	1–6/02	2002
239,027	176,643	Exploration and Production	423,133	321,556	733,901
1,271,911	1,231,884	Refining and Marketing [1]	2,566,848	2,280,467	4,923,044
195,922	334,014	Gas	492,727	705,090	1,483,108
108,290	118,014	Chemicals [2]	234,001	243,550	469,060
22,840	19,149	Corporate and Other	57,229	48,747	95,121
1,837,990	**1,879,704**	**Segment subtotal**	**3,773,938**	**3,599,410**	**7,704,234**
(155,053)	(160,290)	less: internal sales	(299,342)	(286,703)	(624,832)
1,682,937	**1,719,414**	**OMV Group**	**3,474,596**	**3,312,707**	**7,079,402**

Q2/03	Q2/02	EBIT in EUR 1,000	1–6/03	1–6/02	2002
79,850	51,639	Exploration and Production	164,507	99,628	256,142
86,309	38,349	Refining and Marketing [1]	133,436	37,096	124,725
13,672	22,341	Gas	32,712	56,305	115,376
6,270	12,365	Chemicals [2]	13,018	24,877	42,748
(9,347)	(10,084)	Corporate and Other	(21,916)	(23,189)	(44,230)
176,754	**114,610**	**Segment subtotal**	**321,757**	**194,717**	**494,761**
7,120	7,400	Special items [3]	19,700	6,500	7,526
2,870	2,650	thereof: Exploration and Production	6,810	2,650	5,611
4010	3,850	Refining and Marketing [1]	12,080	3,850	9,415
210	900	Gas	440	900	(932)
(300)	0	Chemicals [2]	(300)	(900)	(6,573)
330	0	Corporate and Other	670	0	5
183,874	**122,010**	**OMV Group clean EBIT**	**341,457**	**201,217**	**502,287**

[1] including petrochemicals · [2] and Plastics
[3] 2002: Special items are added back or deducted from EBIT; for more details please refer to each specific segment.

Changes in stockholders' equity in EUR 1,000

	Capital stock OMV AG	Capital reserves OMV AG	Revenue reserves	Translation difference	Own shares	Minority interest	Unappropriated income OMV AG	Stockholders' equity
January 1, 2003	**196,290**	**417,663**	**1,694,063**	**(29,986)**	**12,181**	**26,628**	**94,356**	**2,411,195**
Net income			194,551			459		195,010
Dividend recommendation								
Changes			(390)		390	750		750
Dividend paid						(2,900)	(94,044)	(96,944)
Foreign exchange differences				(32,846)				(32,846)
June 30, 2003	**196,290**	**417,663**	**1,888,224**	**(62,832)**	**12,571**	**24,937**	**312**	**2,477,165**

Consolidated balance sheet in EUR 1,000

Assets	Jun. 30, 2003	Dec. 31, 2002
A. Fixed assets		
I. Intangible assets	209,207	138,316
II. Tangible assets	3,622,671	3,139,969
III. Financial assets	1,153,725	975,902
	4,985,603	**4,254,187**
B. Current assets		
I. Inventories	653,769	458,902
II. Accounts receivable and other assets	1,092,997	1,049,468
III. Cash in hand and cash at bank, securities	393,552	213,847
	2,140,318	**1,722,217**
C. Deferred taxes	87,567	140,601
D. Prepaid expenses and deferred charges	48,675	31,773
	7,262,163	**6,148,778**

Stockholders´ equity and liabilities	Jun. 30, 2003	Dec. 31, 2002
A. Stockholders´ equity		
I. Capital stock	196,290	196,290
II. Capital and revenue reserves, unappropriated income	2,243,367	2,176,096
III. Own shares	12,571	12,181
IV. Minority interests	24,937	26,628
	2,477,165	**2,411,195**
B. Provisions		
I. Provisions for severance payments and pensions	713,386	718,265
II. Other provisions	465,277	399,502
	1,178,663	**1,117,767**
C. Liabilities	2,848,702	1,905,513
D. Accrued decommissioning and restoration costs	280,720	228,223
E. Deferred income	476,913	486,080
	7,262,163	**6,148,778**

Q2/03	Q2/02	Consolidated statement of income in EUR 1,000	1–6/03	1–6/02
2.244,935	**2,247,806**	**Sales including excise petroleum tax**	**4,510,849**	**4,308,281**
(561,998)	(528,392)	Petroleum excise tax	(1,036,253)	(995,574)
1,682,937	**1,719,414**	**Sales excluding excise petroleum tax**	**3,474,596**	**3,312,707**
(30,881)	(26,385)	Direct selling expenses	(56,103)	(50,413)
(1,336,019	(1,440,680)	Cost of goods sold	(2,831,380)	(2,797,844)
316,037	**252,349**	**Gross profit**	**587,113**	**464,450**
19,518	6,955	Other operating income	36,369	22,743
(75,267)	(74,135)	Selling expenses	(145,537)	(151,376)
(48,259)	(34,816)	Administrative expenses	(94,737)	(72,193)
(13,242)	(16,059)	Exploration expenses	(26,552)	(31,998)
(3,348)	(5,374)	Research and development	(6,709)	(10,732)
(18,685)	(14,310)	Other operating expenses	(28,190)	(26,177)
176,754	**114,610**	**Earnings before interest and tax**	**321,757**	**194,717**
(13,301)	7,583	Financial items	(20,875)	(12,838)
163,453	**122,193**	**Income from ordinary activities**	**300,882**	**181,879**
(62,564)	(45,014)	Taxes on income	(105,872)	(64,727)
100,889	**77,179**	**Net income for the period**	**195,010**	**117,152**

Q2/03	Q2/02	**Summarized statement of cash flows** in EUR 1,000	1-6/03	1-6/02
100,889	77,179	Net income for the period	195,010	117,152
104,715	89,692	Depreciation	198,007	173,809
1,910	(4,545)	Other	25,841	5,574
207,514	162,326	Sources of funds	418,858	296,535
169,702	(35,785)	(Increase) decrease in net working capital	93,445	(19,783)
377,216	**126,541**	**Net cash provided by operating activities**	**512,303**	**276,752**
(935,578)	(177,000)	Capital expenditure	(1.086,582)	(285,177)
13,001	5,545	Proceeds from the sale of fixed assets and subsidiaries	37,275	13,418
(922,577)	**(171,455)**	**Net cash used in investing activities**	**(1,049,307)**	**(271,759)**
772,248	**(56,937)**	**Net cash provided by (used in) financing activities**	**723,962**	**(12,308)**
(2,324)	(6,522)	Effect of exchange rate changes	(4,454)	(5,558)
224,563	**(108,373)**	**Net increase (decrease) in cash and cash equivalents**	**182,504**	**(12,873)**
153,942	284,642	Cash and cash equivalents at beginning of period	196,001	189,142
378,505	176,269	Cash and cash equivalents at end of period	378,505	176,269

■ US GAAP reconciliation of net income and stockholders' equity:

(Rounded figures sometimes do not add up.)

Stockholders' equity		**US GAAP reconciliation**	Net income		
Jun. 30, 2003	Dec. 31, 2002	in EUR 1,000	1-6/03	1-6/02	2002
2,477,165	**2,411,195**	**Equity and net income according to ACC**	**195,010**	**117,152**	**322,185**
(24,937)	(26,628)	Income attributable to minority interests	(459)	(3,257)	(3,643)
2,452,228	**2,384,567**	**Equity and net income after minority interests**	**194,551**	**113,895**	**318,542**
104,279	121,939	Depreciation of fixed assets (other than E&P)	(18,676)	(15,215)	(35,235)
98,681	64,428	Depreciation of fixed assets in E&P	34,729	(1,794)	1,161
(12,572)	(12,181)	Own shares	(406)	(172)	234
0	0	Sale and leaseback transactions	0	1,074	1,074
(9,569)	(10,703)	Purchases of associates	1,131	18,830	2,260
(166,488)	(164,701)	Severance payments, pensions and jubilee payments	(1,028)	3,022	31,876
92,193	74,724	Restructuring costs	17,469	–	22,930
56,155	60,018	Other provisions	(4,031)	2,206	(140)
1,111	1,082	Foreign currency translations and transactions	22	(1,242)	(897)
9,761	38,677	Securities	(752)	1,820	4,811
(12,222)	(12,124)	Derivative instruments	(384)	(27,882)	(30,962)
(8,750)	(9,920)	Changes in accounting principles: plant upgrades	1,170	(296)	(10,699)
(74,150)	(81,017)	Deferred taxes	(4,615)	13,628	(3,511)
78,429	**70,222**	**Total reconciliation**	**24,629**	**(6,021)**	**(17,098)**
2,530,657	**2,454,789**	**Equity and net income according to US GAAP**	**219,180**	**107,874**	**301,444**